UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2014

KKR Financial Holdings LLC

(Exact name of registrant as specified in its charter)

Delaware	001-33437	11-3801844
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 California Street, 50th Floor
San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

415-315-3620

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02  Results of Operations and Financial Condition.

On April 23, 2014, KKR Financial Holdings LLC (the “Company”) issued an earnings release announcing its financial results for the first quarter ended March 31, 2014. A copy of the earnings release is attached as Exhibit 99.1.

The information contained in this Item 2.02 and the attached press release is “furnished” but not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 9.01  Financial Statements and Exhibits.

(d)                                 Exhibits

The following documents are attached as exhibits to this Current Report on Form 8-K:

EXHIBIT INDEX

Exhibit Number	Description
99.1	Earnings release regarding the financial results for the first quarter ended March 31, 2014.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to the Company as of the date of this current report and actual results may differ.  These forward-looking statements involve known and unknown risks, uncertainties and other factors beyond the Company’s control.  Any forward-looking statements speak only as of the date of this current report and the Company expressly disclaims any obligation to update or revise any of them to reflect actual results, any changes in expectations or any change in events. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. For additional information concerning risks, uncertainties and other factors that may cause actual results to differ from those anticipated in the forward-looking statements, and risks to the Company’s business in general, please refer to the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 27, 2014.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

KKR Financial Holdings LLC
(Registrant)

Date: April 23, 2014		/s/ MICHAEL R. MCFERRAN
	By:	Michael R. McFerran
Chief Financial Officer
(Principal Financial and Accounting Officer)

3

Exhibit 99.1

KKR Financial Holdings LLC Announces First-Quarter 2014 Financial Results

SAN FRANCISCO, April 23, 2014—KKR Financial Holdings LLC (NYSE:KFN) (“KFN” or the “Company”) today announced its results for the first quarter ended March 31, 2014.

First-Quarter 2014 Highlights

•                  Net income available to common shareholders for the first quarter ended March 31, 2014 totaled $101.3 million, or $0.49 per diluted common share, compared to $91.6 million, or $0.46 per diluted common share, for the prior-year period.

•                  Adjusting to exclude provisions for loan losses, total other income, and management incentive fees, the Company earned $41.3 million, or $0.20 per diluted common share, for the quarter ended March 31, 2014, compared to $45.6 million, or $0.23 per diluted common share, for the prior-year period.(1)

•                  Run-rate cash earnings per share were $0.16 per common share, compared with $0.17 for the quarter ended December 31, 2013.(1)

•                  Total net cash earnings per share, which include the impact of realized cash gains on investments and incentive fees paid to the Company’s manager, were $0.15 per common share, compared with $0.25 for the quarter ended December 31, 2013.(1)

•                  Book value per common share was $10.83 as of March 31, 2014, up from $10.58 as of December 31, 2013 and $10.16 as of March 31, 2013.

•                  The Board of Directors has not declared a quarterly distribution, pending results of the Company’s April 30, 2014 special meeting of shareholders to approve its proposed merger with KKR & Co. L.P. (NYSE:KKR) (“KKR”).

For the three months ended March 31, 2014, the Company reported net income available to common shareholders of $101.3 million, or $0.49 per diluted common share, compared to $91.6 million, or $0.46 per diluted common share, for the prior-year period.

The Company’s first-quarter 2014 results included total revenues of $140.6 million, total investment costs and expenses of $73.8 million, total other income of $72.8 million, and total other expenses of $31.5 million. Comparatively, KFN’s first quarter 2013 results reflected total revenues of $140.5 million, total investment costs and expenses of $81.0 million, total other income of $74.2 million, and total other expenses of $34.8 million.  In addition, the Company expensed a $6.9 million distribution on its perpetual preferred shares for the first quarter of 2014, compared with a $6.7 million partial-period distribution in the same quarter of 2013, during which the shares were issued.

Total revenues of $140.6 million for the first quarter of 2014 were in line with the prior-year period.  This resulted from a combination of a $20.2 million increase in oil and gas revenues, stemming from a higher level of production from a larger portfolio than in the prior-year period as the Company continued to fund pre-existing commitments to deploy capital, and a $19.2 million decline in loan and securities interest income to $93.9 million.  The decline in loan and securities interest income was primarily attributable to (a) an $8.6 million decline in scheduled and prepayment-related discount accretion from the Company’s loan portfolio, which was held closer to par at March 31, 2014 than at March 31, 2013; (b) a $5.4 million decline in loan interest income stemming from a reduction in the annualized weighted average interest rate being earned on the Company’s loan portfolio, which was partially offset by modest year-over-year growth in Company’s loan portfolio; and (c) a $4.1 million decline in corporate debt securities interest income, driven in combination by material reductions in the interest rate earned on, and the prepayment-related discount accretion generated by, the Company’s high-yield bond holdings during the first quarter of 2014 relative to the first quarter of 2013.

(1)  Not presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  See Schedules III and IV for reconciliations of such measures to financial results prepared in accordance with GAAP.

Total investment costs and expenses of $73.8 million for the first quarter of 2014 represented a decline of approximately 9% from the prior-year period.  This was primarily due to the recording of a provision for loan losses of $11.1 million for the first quarter of 2013 as compared to no provision being recorded for the current period.  In addition, interest expense and interest expense to affiliates declined by $4.6 million, primarily driven by a write-off of $4.0 million of previously capitalized costs related to termination of conversion rights on the Company’s 7.500% convertible senior notes in the first quarter of 2013.  However, expenses associated with the Company’s oil and gas portfolio increased by approximately $9.5 million from the prior-year period, substantially in connection with increased depletion, depreciation, and amortization expense generated by a higher level of production from a larger portfolio than in the prior-year period.

Total other income of $72.8 million for the first quarter of 2014 resulted largely from mark-to-market gains on the Company’s assets during the period, but reflected a decrease of approximately 2% from the prior-year period predominantly comprising a $17.0 million decline in net realized and unrealized gains on investments as well as a $5.2 million decline in other income.  Favorably, no net loss on extinguishment of debt was recorded for the first quarter of 2014, compared with a $20.3 million loss taken in the prior-year period in connection with the Company’s termination of conversion rights on its 7.500% convertible senior notes due 2017.

Total other expenses of $31.5 million for the first quarter of 2014 declined by approximately 10% from the prior-year period.  This resulted predominantly from a decrease in related-party management compensation of $2.7 million, largely comprising a $4.3 million reduction in incentive fees paid to the Company’s manager in connection with quarterly performance partially offset by a $1.8 million increase in management fees paid to the manager.

Book Value

Book value per common share increased to $10.83 as of March 31, 2014 from $10.58 as of December 31, 2013.  The increase was predominantly driven by first-quarter net income available to common shareholders of $0.49 per diluted common share.  Partially offsetting this were (a) an increase in the Company’s accumulated other comprehensive loss, a component of shareholders’ equity, of $0.03 per diluted common share, resulting from decreases in the value of certain interest rate swaps designated as cash flow hedges and securities available for sale, and (b) distributions of $0.22 per share paid to common shareholders during the quarter.

Distribution

The Board of Directors has not declared a quarterly distribution on its common shares in light of the Company’s April 30, 2014 special meeting of shareholders to approve its proposed merger with KKR.

Should the merger be approved, it is expected that the Company’s common shareholders will be common unitholders of KKR in advance of the expected record date related to KKR’s next anticipated quarterly distribution.  As such, they would receive a quarterly distribution from KKR in lieu of a quarterly KFN distribution.  KKR will report its first-quarter earnings, including any distribution payable to common unitholders, on April 24, 2014.

In the event that the merger is not approved by common shareholders of KFN, the board may reevaluate its decision not to declare a quarterly distribution.

Supplemental Information

A slide presentation containing supplemental commentary about the Company’s financial results for the fiscal quarter ended March 31, 2014 may be accessed through the KFN Investor Relations section of the KKR website at http://ir.kkr.com/kfn_ir/kfn_events.cfm.

From time to time the Company may use its website as a channel of distribution of material company information.  Financial and other important information regarding the Company is routinely posted on and accessible at the KFN Investor Relations section of www.kkr.com, where you may also enroll your email address to receive automatic email alerts and other information about the Company.

About KKR Financial Holdings LLC

KKR Financial Holdings LLC is a specialty finance company with expertise in a range of asset classes. KFN’s core business strategy is to leverage the proprietary resources of its manager with the objective of generating both current income and capital appreciation. KFN executes its core business strategy through its majority-owned subsidiaries. KFN is externally managed by KKR Financial Advisors LLC, a wholly-owned subsidiary of KKR Asset Management LLC, which is a wholly-owned subsidiary of Kohlberg Kravis Roberts & Co. L.P.  Additional information regarding KFN is available at http://www.kkr.com.

Additional Information Related to KFN’s Proposed Merger with KKR & Co. L.P.

In connection with the proposed transaction, KKR has filed a registration statement on Form S-4 that includes a proxy statement of KFN and that also constitutes a prospectus of KKR. KKR and KFN also plan to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the registration statement and other relevant materials because these materials contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The registration statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing kfn.ir@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 23, 2014.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 24, 2014.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

Forward-Looking Statements

Some of the matters discussed in this document may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  The forward-looking statements are based on KFN’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it.  These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KFN or are within either of their control.  The following factors, among others, could cause actual results to vary from the forward-looking statements:  the ability of the parties to satisfy the conditions precedent and consummate the proposed merger of KKR and KFN, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder or regulatory approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, KKR’s decisions with respect to distributions on its common units, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risks associated with the business of KFN, including the general volatility of the capital markets, terms and deployment of capital, volatility of the KFN share price, changes in the asset management industry, interest rates or the general economy, underperformance of KFN’s assets and investments and decreased ability to raise funds and the degree and nature of KFN’s competition.  KFN does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law.  Additional information about risk factors affecting KFN is available in KFN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 27, 2014, and other filings with the SEC, which are available at www.sec.gov.

Schedule I

KKR Financial Holdings LLC and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands, except per share information)

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
Revenues
Loan interest income	$84,294	$98,261
Securities interest income	9,601	14,862
Oil and gas revenue	44,028	23,805
Other	2,667	3,522
Total revenues	140,590	140,450
Investment costs and expenses
Interest expense	47,245	41,880
Interest expense to affiliates	—	9,917
Provision for loan losses	—	11,068
Oil and gas production costs	10,834	7,908
Oil and gas depreciation, depletion and amortization	15,542	8,988
Other	149	1,288
Total investment costs and expenses	73,770	81,049
Other income
Net realized and unrealized gain on investments	77,764	94,727
Net realized and unrealized loss on derivatives and foreign exchange	(8,370)	(8,852)
Net loss on restructuring and extinguishment of debt	—	(20,269)
Other income	3,446	8,614
Total other income	72,840	74,220
Other expenses
Related party management compensation	25,617	28,306
General, administrative and directors expenses	3,903	4,794
Professional services	1,938	1,727
Total other expenses	31,458	34,827
Income before income taxes	108,202	98,794
Income tax expense	19	458
Net income	$108,183	$98,336

Preferred share distributions	6,891	6,738
Net income available to common shareholders	$101,292	$91,598

Net income per common share:
Basic	$0.49	$0.46
Diluted	$0.49	$0.46

Weighted-average number of common shares outstanding:
Basic	204,236	197,153
Diluted	204,236	197,153

Distributions declared per common share	$0.22	$0.26

Schedule II

KKR Financial Holdings LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands, except share information)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$185,073	$157,167
Restricted cash and cash equivalents	835,660	350,385
Securities	557,757	573,312
Corporate loans, net (includes $233,927 and $237,480 measured at estimated fair value and $510,687 and $279,748 loans held for sale as of March 31, 2014 and December 31, 2013, respectively)	6,202,732	6,466,720
Equity investments, at estimated fair value ($83,187 and zero pledged as collateral as of March 31, 2014 and December 31, 2013, respectively)	285,988	181,212
Oil and gas properties, net	427,672	400,369
Interests in joint ventures and partnerships	516,375	436,241
Derivative assets	27,053	30,224
Interest and principal receivable	33,036	33,570
Other assets	90,983	87,998
Total assets	$9,162,329	$8,717,198
Liabilities
Collateralized loan obligation secured notes	$5,711,885	$5,249,383
Credit facilities	49,889	125,289
Senior notes	362,302	362,276
Junior subordinated notes	283,517	283,517
Accounts payable, accrued expenses and other liabilities	50,858	58,215
Accrued interest payable	21,898	23,575
Related party payable	18,018	5,574
Derivative liabilities	84,876	81,635
Total liabilities	6,583,243	6,189,464
Shareholders’ equity
Preferred shares, no par value, 50,000,000 shares authorized and 14,950,000 issued and outstanding as of both March 31, 2014 and December 31, 2013	—	—
Common shares, no par value, 500,000,000 shares authorized, and 204,824,159 shares issued and outstanding as of both March 31, 2014 and December 31, 2013	—	—
Paid-in-capital	3,315,958	3,315,117
Accumulated other comprehensive loss	(21,372)	(15,652)
Accumulated deficit	(715,500)	(771,731)
Total shareholders’ equity	2,579,086	2,527,734
Total liabilities and shareholders’ equity	$9,162,329	$8,717,198

Schedule III

KKR Financial Holdings LLC

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASUREMENTS (UNAUDITED):

ADJUSTED RUN-RATE EARNINGS

(Amounts in thousands, except per share information)

Adjusted run-rate earnings is a non-GAAP measure adjusting net income available to common shareholders to exclude the impact of loan loss provisions, total other income, and management incentive fees.  Management believes this supplemental disclosure may be helpful to common shareholders in assessing the recurring earnings of the Company exclusive of items occurring with less consistency, such as mark-to-market gains embedded in total other income.

	For the three months ended March 31, 2014	For the three months ended December 31, 2013	For the three months ended March 31, 2013
Revenues	$140,590	$139,510	$140,450
Investment costs and expenses	(73,770)	(81,586)	(81,049)
Other income	72,840	33,244	74,220
Other expenses	(31,458)	(22,259)	(34,827)
Income tax expense	(19)	(33)	(458)
Preferred share distributions	(6,891)	(6,891)	(6,738)
Net income available to common shareholders	101,292	61,985	91,598
Adjustments to reconcile to adjusted run-rate earnings:
Less: Other income	(72,840)	(33,244)	(74,220)
Add back: Provision for loan losses	—	12,405	11,068
Add back: Incentive fee expense	12,882	—	17,181
Adjusted run-rate earnings	$41,334	$41,146	$45,627

Weighted average diluted common shares	204,236	204,154	197,153
Adjusted run-rate earnings per diluted common share	$0.20	$0.20	$0.23

Schedule IV

KKR Financial Holdings LLC

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASUREMENTS (UNAUDITED):

RUN-RATE AND TOTAL NET CASH EARNINGS

(Amounts in thousands, except per share information)

Run-rate and total net cash earnings are non-GAAP measures and are considered by management to be appropriate supplemental measures of the Company’s performance with regard to cash inflows and outflows from operations.  Run-rate cash amounts are calculated based on actual cash movement and exclude incentive fee expense and non-cash items including share-based compensation expense.  Total net cash amounts also include realized cash gains on sales of assets and incentive fee expense.

	For the three months ended March 31, 2014	For the three months ended December 31, 2013	For the three months ended March 31, 2013
Revenues	$140,590	$139,510	$140,450
Investment costs and expenses	(73,770)	(81,586)	(81,049)
Other income	72,840	33,244	74,220
Other expenses	(31,458)	(22,259)	(34,827)
Income tax expense	(19)	(33)	(458)
Preferred share distributions	(6,891)	(6,891)	(6,738)
Net income available to common shareholders	101,292	61,985	91,598
Adjustments to reconcile to cash earnings:
Cash and non-cash other income	(72,840)	(33,244)	(74,220)
Incentive fees	12,882	—	17,181
Non-cash revenues and investment costs and expenses	(12,246)	(2,301)	(232)
Non-cash other expenses	3,567	8,524	(3,291)
Non-cash preferred share distributions	—	—	6,738
Non-cash income tax expense	19	33	458
Run-rate cash earnings	$32,674	$34,997	$38,232
Realized cash gain on sales	10,687	16,855	39,909
Incentive fees	(12,882)	—	(17,181)
Total net cash earnings	$30,479	$51,853	$60,960

Components of run-rate cash earnings and total net cash earnings are as follows:

	For the three months ended March 31, 2014	For the three months ended December 31, 2013	For the three months ended March 31, 2013
Cash net revenues:
Assets held in CLOs	$46,373	$42,866	$57,763
Holding company assets	20,000	24,217	19,349
Total cash net revenues	66,373	67,083	77,112
Cash expenses:
Holding company debt	18,690	18,351	17,943
Other expenses	15,009	13,735	20,937
Total cash expenses	33,699	32,086	38,880
Run-rate cash earnings	$32,674	$34,997	$38,232
Realized cash gains on sales	10,687	16,855	39,909
Incentive fees	(12,882)	—	(17,181)
Total net cash earnings	$30,479	$51,853	$60,960
Outstanding shares	204,824	204,824	204,785

Run-rate cash earnings per share	$0.16	$0.17	$0.19

Total net cash earnings per share	$0.15	$0.25	$0.30

Investor Relations Contact:

Pam Testani Tholen

+1 (855) 374-5411 (US) / +1 (415) 315-3633

kfn.ir@kkr.com

Media Contact:

Kristi Huller

+1 (212) 230-9722

kristi.huller@kkr.com